FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 2, 2004

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Fourth Quarter Results to December 30, 2003

Item 1.

EMBARGOED UNTIL 7.00am GMT 27 JANUARY 2004

ARM HOLDINGS PLC – PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003

Revenue growth and strong cash flow support continued strategic investments and initiation of dividend payments

CAMBRIDGE, UK, 27 January 2004—ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] announces its unaudited financial results for the fourth quarter and twelve months ended 31 December 2003

HIGHLIGHTS (Figures in US GAAP)

Fourth quarter ended 31 December 2003

  Revenues at £34.0 million, up from £31.7 million in Q3 2003. Dollar revenues* increased to $57.0 million from $50.5 million in Q3
  License revenues in Q4 decreased marginally in sterling to £12.9 million from £13.1 million in Q3, but were up in dollar terms* at $21.5 million compared to $20.9 million in Q3. 16 licenses for microprocessor cores were signed in the quarter, compared to 16 in Q3. 9 new partners signed licenses in the quarter
  Royalty revenues of £12.8 million with record unit shipments of 236 million units, up from £11.0 million and 188 million units in Q3 2003. The corresponding dollar royalties* were $21.6 million and $17.3 million respectively. 5 new partners commenced shipping in the quarter bringing the total to 60
  Two new ARM11™ family cores, incorporating the new TrustZone™ security functionality, low power and processing efficiency features and one new ARM9™ family core launched in the quarter
  Operating margin increased to 22.3%, up from 17.7% in Q3 2003
  Profit before taxation at £8.9 million, up from £6.8 million in Q3 2003
  Net cash generation*** in the quarter of £8.4 million giving year end cash, cash equivalents and short term investments balance of £159.8 million
  Agreement announced today to acquire Triscend Corporation to accelerate ARM’s adoption as the architecture of choice for next-generation 32-bit microcontrollers
  Earnings per fully diluted share at 0.6 pence (3.1 cents per ADS****) (Q3 2003: 0.5 pence and 2.3 cents)

Twelve months ended 31 December 2003

  Total reported revenues of £128.1 million, compared to £150.9 million in 2002. Dollar revenues* were $206.5 million and $226.5 million respectively. At 2002 average exchange rates the 2003 revenues would have been £137.7 million**
  Profit before taxation of £28.4 million (2002: £45.4 million)
  Net cash generation*** in the twelve months of £29.5 million (2002: £25.8 million)
  Earnings per fully diluted share of 1.9 pence (10.1 cents per ADS****) (2002: 3.1 pence and 15.0 cents)
  Board recommends payment of a total (ie combined interim and final) dividend of 0.6 pence per share in respect of the full year 2003

* Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Approximately 90% of invoicing is in dollars.
 ** The actual average dollar exchange rates were $1.71 in Q4 2003 (compared to the effective average rate for ARM of $1.68), $1.61 in Q3 2003, $1.64 in full year 2003 and $1.50 in full year 2002
*** Net cash generation is the movement in cash, cash equivalents and short-term investments as per the balance sheets at the beginning and end of the relevant periods
 **** Each American Depositary Share (ADS) represents three shares

Commenting on the fourth quarter and full year results, Warren East, Chief Executive Officer, said:

"After resetting our cost base at the start of Q4 2002, 2003 has been a year of operational stability and gradually improving financial performance. Our decision to maintain high levels of research and development expenditure during the protracted industry downturn has enabled us to introduce a number of new products in the year based on the innovative technologies we have developed. These are already driving license revenue and underpin our confidence for revenue growth during 2004. ”

Tim Score, Chief Financial Officer, added:

“Careful management of our cost base has contributed to sequential improvements in profitability and good cash generation throughout the year. The cash generative nature of ARM’s business model enables us to address the significant opportunities for ongoing investment in future growth alongside the introduction of annual dividend payments.”

Operating review

Market conditions, current trading and prospects
Activity levels in the semiconductor industry and recent industry data indicate more favourable trading conditions and an improved outlook for 2004. It remains uncertain, however, as to how quickly these improved conditions will feed through to sustained levels of higher licensing activity for ARM. In the meantime, the broadening of the ARM11 family of products and other new product introductions made in 2003 are expected to continue to result in incremental licensing opportunities for ARM in 2004.

In the fourth quarter, ARM maintained the higher level of licensing activity seen in the third quarter and achieved record royalty results, both in terms of revenues and unit shipments. As a consequence of the stronger licensing performance in the second half, the backlog (defined as the aggregate value of contracted business not yet recognised in the profit and loss account) at the end of 2003 was higher than at the start of the year and at a similar level to the end of Q3 2003.

With approximately 90% of ARM’s revenues being earned in US dollars and costs being predominantly sterling denominated, the ongoing weakness of the US dollar continues to impact our reported results. The effective average exchange rate in the fourth quarter was $1.68 compared to $1.59 in Q3, thereby having a negative impact of approximately £1.9 million on ARM’s Q4 revenues when translated into sterling.

The number of new products available for licensing and the momentum behind ARM’s royalty revenues give us confidence that 2004 will see meaningful year on year dollar revenue growth. In the short term, dollar revenues in the first quarter are expected to be similar to those achieved in the seasonally strong fourth quarter. If the recent further weakening of the US dollar against sterling persists, however, this will inevitably have a further negative impact on Q1 revenues when these are translated into sterling, and when compared with Q4 revenues.

Licensing and product development
The gradual pick up in licensing activity seen in Q3 continued in the fourth quarter. Taking into account the 16 licenses for microprocessor cores that were signed in Q4, a total of 51 licenses for microprocessor cores were signed in 2003, comprising 25 multi-use licenses and 26 per-use licenses. 26 new companies joined the ARM partnership in the year, bringing the total number of semiconductor partners at the end of 2003 to 128. Of the 26 new partners signed in 2003, 7 took multi-use licenses and 19 took per-use licenses.

Licensing opportunities in 2004 and beyond are underpinned by the introduction in 2003 of new products incorporating new technology features, including the TrustZone™ security extension, the Thumb®-2 extension for improved code density and Intelligent Energy Manager (IEM) hardware and software for low-power consumption. Two new ARM11 family cores, the ARM1156T2(F)-S™ and the ARM1176JZ(F)-S™

cores, which include a number of these new technology features, were launched in October 2003 and are available for licensing now with delivery scheduled for the first half of 2004. We are encouraged by the rate of adoption of ARM11 technology following delivery of the first ARM11 product just over one year ago. Seven partners have taken a total of ten licenses to date. In December 2003, ARM also announced a new ARM9™ family core for deeply embedded applications. The ARM968E-S™ core will be the smallest, lowest power, synthesizable ARM9E family core produced to date and whilst providing an ideal solution in particular for networking applications will also be appropriate for many applications in the automotive, consumer entertainment and wireless sectors.

The Foundry Programme continues to be a good entry point for those companies licensing ARM technology for the first time. We anticipate that the momentum behind this Programme will be maintained by the introduction, in the third quarter of 2003, of the ARM926EJ™ core into the Programme. Per-use design licensees are now able to have this product manufactured by two of our Foundry partners, TSMC and UMC.

Revenues from non-CPU licensing, which comprised 17% of total license revenues in 2003 compared to 15% in 2002, are now earned from a broad range of activities. As well as licensing platforms, models, application software and other peripheral IP products, revenues are now being earned from our strategic collaborations with both Superscape Group plc, the interactive 3D technology enabling specialist in which ARM holds a 12% equity interest and Imagination Technologies, the developer of 3D graphics technology. Further, ARM is now offering through the Foundry Programme, a more complete design package, the ARM926EJ Prime Starter Kit, which includes the core and a new PrimeXsys™ Platform, offering OEM’s and fabless design houses access to the first Jazelle® technology-enabled ARM core along with a platform for shortening design time-to-market. The Prime Starter Kit has already been licensed three times, including the recently announced license with Shanghai Jade Technologies Co. Ltd, a leading developer of digital content processors in China. Shanghai Jade will use the technology for next-generation products for the Chinese consumer, communication and computing markets.

In July 2003, we acquired Adelante Technologies N.V., now known as ARM Belgium, as part of our strategy to develop new revenue from embedded signal and data processing IP. The embedded signal processing market, driven by the demand for ever more sophisticated multimedia and networking communications, continues to grow in significance and size. However, the rapidly changing technology demands can often no longer be efficiently serviced using conventional signal processing approaches. ARM Belgium, in collaboration with other ARM divisions, is developing the OptimoDETM product to address this growing market demand. The OptimoDE product, which comprises a configurable data engine (signal processor) architecture together with related IP and tools, will be deployed in systems alongside existing ARM microprocessor cores and other ARM system IP. Product development is on schedule and is yielding results that exceed initial expectations.

Acquisition of Triscend Corporation
ARM has entered into an agreement to acquire Triscend Corporation, a company specializing in ARM core-based microcontrollers, for cash consideration of $13.2 million plus further cash consideration of up to a maximum of $1.8 million depending on the achievement of certain revenue targets in the first twelve months after completion of the acquisition. Completion of the acquisition is subject to the fulfillment of certain conditions including approval by the shareholders of Triscend. Triscend is based in Mountain View, California and currently has 41 employees.

We view the microcontroller market as a key emerging market for ARM and our partners. We see the adoption of 32-bit microcontrollers happening rapidly as engineers move to higher performance designs. Following the acquisition of Triscend, we will seek to accelerate the proliferation of ARM as the architecture of choice for these next-generation, 32-bit microcontrollers by introducing a new partner programme which will offer a seamless migration path to take mature designs into ARM’s partners’ standard product and ASIC progammes for high volume applications and by selling configurable microcontrollers to OEM’s for emerging market applications.

Royalty revenues and unit shipments
Royalty revenues earned in 2003 were £44.3 million on 782 million units shipped, up 65% and 71% respectively on 2002. Royalty revenues recognised in the quarter ended 31 December 2003 (we receive and report royalty data one quarter in arrears) were £12.8 million on 236 million units shipped, up 64% and 86% respectively on the same period a year ago. A further five partners began shipping ARM core-based products in the quarter to 30 September 2003, bringing the total number of licensees shipping to 60. Average royalty rates reported in the fourth quarter were similar to those in the previous quarter (9.15 cents per unit compared to 9.17 cents). Of the total reported unit shipments in the fourth quarter, 15% related to units based on ARM9 technology. The increasingly widespread penetration of ARM technology is illustrated by unit shipments across segments other than wireless growing at the same rate as shipments in the wireless sector. Indeed, in the third quarter our partners shipped some 80 million units into end markets other than wireless. The wireless market remained the largest end market using ARM technology in the third quarter, accounting for approximately 66% of unit shipments.

Board changes
Lawrence Tesler will be retiring from the Board at the Annual General Meeting on 26 April 2004, having served two three year terms as a non-executive director. With his strong technology background and industry experience, he has made a significant contribution over the past 6 years, which the Board has greatly appreciated.

It is intended that Jeremy Scudamore who is CEO of Avecia Group (formerly the specialty chemicals business of Zeneca) be appointed as a non-executive director of the company immediately following the Annual General Meeting on 26 April 2004. He has considerable international business experience and will bring a broad range of skills to the Board that extend beyond the semiconductor industry. Mr Scudamore was a director of Cyprotex plc from December 2001 until February 2003 but otherwise has not held any directorship in any other publicly quoted companies at any time in the previous five years. There is no information in 6F.2(b) to (g) of the Listing Rules of the UK Listing Authority that is required to be disclosed in relation to Mr Scudamore.

People
At the end of 2003 we had 740 full time employees compared to 721 at the end of 2002, the net increase being primarily due to the addition of 25 people with the acquisition of ARM Belgium in July.

Legal matters
In May 2002, Nazomi Communications Inc. filed a lawsuit against ARM claiming that the ARM Jazelle technology infringes Nazomi’s US patent number 6,332,215. In February 2003, ARM’s motion for partial summary judgement on non-infringement was heard and in May 2003 the “Markman” hearing (which is a proceeding to determine the scope of the patent claims at issue) took place. On 30 September 2003, the ruling on the partial summary judgement was issued, favouring ARM and ruling that products using the current commercial design of the ARM Jazelle technology do not infringe on Nazomi’s patent. Nazomi have appealed the ruling and the appeal is expected to be heard towards the end of 2004. ARM is confident that the original ruling will be upheld on appeal.

As part of the out of court settlement of a patent infringement lawsuit against picoTurbo Inc. in December 2001, ARM agreed to invest or otherwise pay the sum of $3,025,000 in cash with respect to a newly incorporated fabless semiconductor company that picoTurbo’s shareholders planned to set up to sell ARM microprocessor cores under license from ARM. The amount was disclosed as a contingent liability in ARM’s 2001 and 2002 statutory accounts. ARM originally expected that the new company would be incorporated and commence operations during 2002 following agreement of an appropriate business plan and a satisfactory investment agreement to protect the value of ARM’s investment. To date, ARM has not received the relevant documentation, but in spite of this, Herodion (picoTurbo’s successor entity) has alleged, among other things, that ARM is required to pay the $3,025,000. Herodion claims, among other things, that ARM has breached the December 2001 settlement agreement and now seeks damages in compensation, including compensation for loss of license revenue and royalty payments. In an attempt to resolve these issues, ARM and Herodion submitted the dispute to arbitration in California. The outcome of the arbitration, which took place in January 2004, is expected in the first quarter of this year.

Patent protection
The protection of our intellectual property and the growth of our patent portfolio are key priorities for the business. We have patent families for 322 inventions covering the broad scope of our activities and which comprise, to date, 290 issued patents and 676 patent applications around the world. In 2003 we filed twice as many patents as in 2002 and we anticipate that the rate of patent filing will continue to increase in 2004.

Financial review
(US GAAP unless otherwise stated)

Fourth quarter ended 31 December 2003

Revenues
Total revenues for the fourth quarter ended 31 December 2003 amounted to £34.0 million, representing a 7% increase from £31.7 million in the third quarter of 2003, and a 5% increase over fourth quarter 2002 revenues of £32.3 million. In US dollar terms*, fourth quarter revenues of $57.0 million were 13% up on Q3 2003 and 13% up on Q4 2002. The effective US dollar to sterling exchange rate in Q4 2003 was $1.68 compared to $1.59 in Q3 2003 and $1.56 in Q4 2002.

License revenues amounted to £12.9 million representing 38% of revenues compared to £13.1 million or 41% of revenues in the third quarter of 2003 and £15.8 million or 49% of revenues for the corresponding period in 2002. In US dollar terms*, license revenues of $21.5 million in Q4 2003 were 3% ahead of Q3 2003 ($20.9 million). We signed 16 licenses with partners during the fourth quarter of 2003, nine of which were with new partners, bringing the total number of semiconductor partners to 128, after taking into account two per-use licensee partners who have been acquired by other semiconductor companies and one company which had signed a license in previous periods but which is not utilising the license and no longer has access to ARM technology. Of the new partners, one took a license for the ARM7TDMI-S™ core, one took a license for the ARM968E-S core, three took per-use licenses for the ARM7TDMI® core, two took per-use licenses for the ARM926EJ core (as part of a Prime Starter Kit) and two took per-use licenses to the ARM922T™ core. Five existing partners took seven further licenses in the quarter. There were two upgrades, where existing partners took licenses to a new family of cores that they had not previously licensed. One of these took a per-use license for the ARM926EJ core and one took a term license for the ARM926EJ-S™ core. There were four derivatives, where an existing partner took licenses to cores within a family of cores that they had previously licensed. One partner took per-use licenses for the ARM946E™ and ARM922T cores, one took a per-use license to the ARM926EJ core (as part of a Prime Starter Kit) and one took a term license for ARM1176JZ(F)-S™. One per-use partner took a license to further uses of the same core that that it had previously licensed.

Royalty revenues in the fourth quarter were £12.8 million accounting for 38% of revenues compared to £11.0 million or 35% of revenues in the third quarter of 2003 and £7.8 million or 24% of revenues for the corresponding period in 2002. Sales of development systems were £4.0 million, representing 12% of total revenues compared to £4.1 million or 13% of total revenues in the third quarter of 2003 and £4.4 million or 14% of revenues in the fourth quarter of 2002. Service revenues were £4.3 million, representing 12% of total revenues, comprising consulting fees of £0.6 million and support, maintenance and training fees of £3.7 million compared to total service revenues of £3.5 million in the third quarter of 2003 and £4.3 million for the corresponding period in 2002.

Gross margins
Gross margins for the fourth quarter were 91%, down from 92% in Q3 2003, reflecting the increased proportion of license revenues earned from our strategic relationships with Imagination Technologies and Superscape. The share of revenues attributable to Imagination and Superscape is accounted for within cost of revenues. The total amount of revenue recognised in the fourth quarter from these relationships was £1.6 million.

Operating expenses
Total operating expenses in the quarter were £23.2 million compared to £23.6 million in the third quarter of 2003 and £23.5 million (excluding restructuring costs of £2.0 million) in Q4 2002.

Research and development expenses were £11.4 million in the fourth quarter of 2003 representing 34% of revenues. This compares to £12.7 million or 40% of revenues in the third quarter of 2003. The decrease is due primarily to the reversal of an accrual for bonus payments and a reduction in the cost of electronic design automation tools in the quarter. Sales and marketing costs for the fourth quarter were £6.0 million or 18% of revenues compared to £5.9 million or 19% of revenues in the third quarter of 2003. General and administration expenses increased from £5.0 million (16% of revenues) in the third quarter of 2003 to £5.8 million (17% of revenues) in the fourth quarter. General and administrative expenses have increased in the fourth quarter due to accrued legal costs, the recording of unrealised future foreign exchange losses on certain committed but not yet invoiced future revenue streams in accordance with SFAS 133 and a charge in respect of the accelerated amortization of intangible assets being only partially offset by a one-off credit arising from the restructuring of ARM Belgium’s defined benefit pension scheme.

Operating margins
Operating margins were 22.3% for the fourth quarter of 2003 compared to 17.7% for the third quarter of 2003, reflecting the increased revenues in the quarter.

Interest receivable
Interest receivable in the fourth quarter rose slightly to £1.3 million, reflecting the higher average cash balances in the quarter.

Earnings and taxation
Income before income tax for the fourth quarter of 2003 was £8.9 million or 26.3% of revenues compared to £6.8 million or 21.6% of revenues in the third quarter of 2003 and £5.5 million or 17.2% of revenues in the fourth quarter of 2002.

Fourth quarter fully diluted earnings per share prepared under US GAAP were 0.6 pence (3.1 cents per ADS) compared to 0.4 pence (1.7 cents per ADS) for the corresponding period in 2002 and 0.5 pence (2.3 cents per ADS) in the third quarter of 2003.

Cash flow
Net cash inflow from operating activities of £13.0 million was generated in the fourth quarter, measured under UK GAAP. Cash, cash equivalents and short term investments increased by £8.4 million in the quarter to £159.8 million.

Twelve months ended 31 December 2003

Revenues
Total revenues for the twelve months ended 31 December 2003 amounted to £128.1 million, a decrease of 15% from total revenues of £150.9 million in the twelve months ended 31 December 2002. The actual average dollar exchange rate in 2003 was $1.64 (compared to the effective average exchange rate for ARM of $1.61) compared to $1.50 in 2002. This has had the effect of reducing total reported revenues by approximately £9.6 million.

Licensing revenues in 2003 were £50.8 million, being 40% of total revenues, compared to £83.0 million or 55% of total revenues, in the twelve months to 31 December 2002. Royalty revenues were £44.3 million, representing 34% of total revenues, in the twelve months to 31 December 2003, compared to £26.8 million or 18% of total revenues, in the twelve months to 31 December 2002. Sales of development systems were £17.9 million, being 14% of total revenues, in 2003 compared to £23.1 million or 15% of total revenues, in 2002. Service revenues, which include consulting services and revenues from support, maintenance and training, were £15.1 million in 2003, representing 12% of total revenues compared to £18.0 million or 12% of total revenues, in 2002.

Gross margins
Gross margins for the twelve months to 31 December 2003 were 91%, the same level as in 2002.

Operating expenses
Total operating expenses in 2003 were £93.4 million compared to £94.5 million in 2002 (net of restructuring costs of £2.0 million).

Research and development expenses in 2003 were £48.1 million, representing 38% of revenues compared to £47.3 million or 31% of revenues, in 2002. Sales and marketing costs decreased from £24.7 million or 16% of revenues in the twelve months to 31 December 2002 to £23.0 million or 18% of revenues in 2003. General and administration expenses were £22.3 million or 17% of revenues in the twelve months to 31 December 2003, compared to £22.5 million or 15% of revenues, in 2002.

Operating margins
Operating margins decreased from 27.4% in the twelve months to 31 December 2002 to 18.5% for 2003 when measured under US GAAP.

Interest receivable
Interest receivable was £4.8 million for the twelve months to 31 December 2003 compared to £4.4 million in 2002, reflecting the benefit of higher average cash balances in 2003.

Earnings and taxation
For the twelve months ended 31 December 2003, income before income tax under US GAAP was £28.4 million or 22.1% of revenues compared to £45.4 million or 30.1% of revenues in the twelve months ended 31 December 2002. Under UK GAAP profit before taxation was £29.6 million or 23.1% of revenues compared to £45.5 million or 30.1% of revenues in the twelve months ended 31 December 2002.

The group’s taxation rate under US GAAP increased from 30.3% in the twelve months to 31 December 2002 to 31.5% in the full year 2003 due primarily to the impact of certain non-cash accounting charges not being deductible for tax purposes being only partially offset by the availability of research and development tax credits in the UK for a full year. The group’s taxation rate under UK GAAP in 2003 is 26.9%, reduced from 28.6% in 2002, due mainly to research and development tax credits being available for a full year compared to being available for 9 months in the previous period.

Fully diluted earnings for the year ended 31 December 2003 under US GAAP were 1.9 pence per share (10.1 cents per ADS) compared to 3.1 pence per share (15.0 cents per ADS) for the year ended 31 December 2002.

Balance sheet and cash flow
Net cash inflow from operating activities of £43.7 million was generated in the year, measured under UK GAAP. Cash, cash equivalents and short term investments increased by £29.5 million to £159.8 million at 31 December 2003.

Accounts receivable decreased to £17.3 million at 31 December 2003 from £19.5 million at 30 September 2003. The allowance against receivables decreased to £1.1 million at 31 December 2003 compared to £1.6 million at the end of September. Deferred revenues were £11.1 million at 31 December 2003 compared to £13.5 million at the end of the third quarter.

Dividend
As noted in previous earnings releases, the Board reviews uses of the group’s cash resources on an ongoing basis. In light of the group’s strong financial position and the cash generative nature of its business, the directors intend to introduce an annual dividend commencing with effect from the 2003 financial year. This will enable us to use our strong cash generation to return cash to shareholders while maintaining significant investment in research and development and satisfying the ongoing capital requirements of the business.

Recognising that ARM has significant opportunities to invest in the business, both organically and via “bolt-on” acquisitions, the directors recommend a combined interim and final dividend in respect of the year to 31 December 2003 of 0.6 pence per share which, subject to approval at the Annual General Meeting on 26 April 2004, will be paid on 7 May 2004 to shareholders on the register at 2 April 2004.

From 2004 onwards, the directors intend that an interim dividend will be paid in October of each year (commencing in October 2004) and a final dividend will be paid in May of each year (commencing in May 2005). The interim dividend is likely to represent approximately 40% of the total dividend for the year. On this basis, the interim dividend for 2003 would have been 0.25 pence and the final dividend 0.35 pence.

The Board intends to adopt a progressive dividend policy which will take into account both the opportunity for continued investment in the business going forward and the underlying operational performance of the group.

CONTACTS:
Sarah Marsland/ Juliet Clarke	Tim Score
Financial Dynamics	ARM Holdings plc
+44 (0) 207 831 3113	+44 (0)1223 400 432

ARM Holdings plc
Fourth Quarter and Annual Results – US GAAP
(in thousands except per share data)

	Quarter	Quarter
	ended	ended	Year ended	Year ended	Year ended
	31 December	31 December	31 December	31 December	31 December
	2003	2002	2003	2002	2003 (1)
	Unaudited	Unaudited	Unaudited	Audited	Unaudited

	£'000	£'000	£'000	£'000	$'000
Revenues
Product revenues	29,697	27,965	112,958	132,911	202,195
Service revenues	4,255	4,347	15,112	18,011	27,050

Total revenues	33,952	32,312	128,070	150,922	229,245

Cost of revenues
Product costs	(2,082)	(1,265)	(6,171)	(6,464)	(11,046)
Service costs	(1,098)	(1,300)	(4,851)	(6,721)	(8,683)

Total cost of revenues	(3,180)	(2,565)	(11,022)	(13,185)	(19,729)

Gross profit	30,772	29,747	117,048	137,737	209,516

Research and development	(11,395)	(10,966)	(48,131)	(47,299)	(86,155)
Sales and marketing	(6,046)	(5,668)	(22,960)	(24,711)	(41,098)
General and administration	(5,757)	(6,842)	(22,294)	(22,486)	(39,906)
Restructuring costs	-	(1,960)	-	(1,960)	-

Total operating expenses	(23,198)	(25,436)	(93,385)	(96,456)	(167,159)

Income from operations	7,574	4,311	23,663	41,281	42,357

Interest	1,339	1,293	4,801	4,373	8,594
Minority interest	-	(55)	(105)	(232)	(188)

Income before income tax	8,913	5,549	28,359	45,422	50,763
Provision for income taxes	(2,944)	(1,946)	(8,943)	(13,785)	(16,008)

Net income	5,969	3,603	19,416	31,637	34,755

Net income	5,969	3,603	19,416	31,637	34,755
Other comprehensive income
Foreign currency
adjustments	(1,331)	(242)	(1,425)	(807)	(2,551)
Unrealized holding gain on
available-for-sale securities,
net of tax	(909)	-	1,979	-	3,542

Total comprehensive income	3,729	3,361	19,970	30,830	35,746

Earnings per share (assuming dilution)
Shares outstanding ('000)	1,042,674	1,018,043	1,033,307	1,020,760
Earnings per share – pence	0.6	0.4	1.9	3.1

Earnings per ADS (assuming dilution)
ADS's outstanding ('000)	347,558	339,348	344,436	340,253
Earnings per ADS – cents	3.1	1.7	10.1	15.0

(1) US dollar amounts have been translated from sterling at the 31 December 2003 closing rate of $1.79=£1

ARM Holdings plc
Consolidated Balance Sheet-US GAAP

	31 December	31 December	31 December
	2003	2002	2003 (1)
	Unaudited	Audited	Unaudited

	£'000	£'000	$'000
Assets
Current assets:
Cash and cash equivalents	130,722	130,304	233,992
Short-term investments	29,064	-	52,025
Accounts receivable, net of allowance of	17,320	20,516	31,003
£1,115,000 in 2003 and £2,193,000 in 2002
Inventory	931	1,515	1,666
Prepaid expenses and other assets	8,924	11,345	15,974

Total current assets	186,961	163,680	334,660

Deferred income taxes	3,139	1,697	5,619
Property and equipment, net	16,583	25,721	29,684
Intangible assets	10,068	10,417	18,022
Investments	6,246	4,229	11,180

Total assets	222,997	205,744	399,165

Liabilities and shareholders' equity
Accounts payable	2,691	4,730	4,817
Income taxes payable	3,140	3,828	5,621
Personnel taxes	1,047	824	1,874
Accrued liabilities	10,512	8,636	18,816
Deferred revenue	11,132	14,415	19,926

Total liabilities	28,522	32,433	51,054

Minority interest	-	841	-

	28,522	33,274	51,054

Shareholders' equity
Ordinary shares	512	511	916
Additional paid in capital	63,321	69,566	113,345
Deferred compensation	(2,499)	(313)	(4,473)
Treasury stock, at cost	(7,569)	(18,034)	(13,548)
Retained earnings	140,819	121,403	252,066
Unrealized holding gain on available-for-sale
securities, net of tax	1,979	-	3,542
Cumulative translation adjustment	(2,088)	(663)	(3,737)

Total shareholders' equity	194,475	172,470	348,111

Total liabilities and shareholders' equity	222,997	205,744	399,165

(1)   US dollar amounts have been translated from sterling at the 31 December 2003 closing rate of $1.79=£1

ARM Holdings plc
Results for the Year Ended December 2003 – UK GAAP

Consolidated Profit and Loss Account	Year ended	Year ended
	31 December	31 December
	2003	2002
	Unaudited	Audited

	£'000	£'000
Turnover	128,070	150,922
Cost of sales	(11,022)	(13,185)

Gross profit	117,048	137,737
Operating expenses
Research and development	(48,131)	(50,001)
Sales and marketing	(23,007)	(24,836)
Administrative expenses	(21,071)	(21,771)

Total operating expenses	(92,209)	(96,608)

Operating profit	24,839	41,129
Interest receivable, net	4,801	4,373

Profit on ordinary activities before taxation	29,640	45,502
Tax on profit on ordinary activities	(7,977)	(13,031)

Profit on ordinary activities after taxation	21,663	32,471
Minority interest	(105)	(232)

Profit for the period	21,558	32,239
Equity dividends proposed	(6,106)	-

Retained profit for the period	15,452	32,239

Basic earnings per share (pence)	2.1	3.2
Fully diluted earnings per share (pence)	2.1	3.2

Consolidated Balance Sheet	31 December	31 December
	2003	2002
	Unaudited	Audited(3)

	£'000	£'000
Intangible fixed assets	7,547	9,153
Tangible fixed assets	16,583	25,721
Other investments	4,759	4,229

	28,889	39,103

Stocks	931	1,515
Debtors and prepayments	29,829	33,558
Short term investments	129,663	126,013
Cash at bank and in hand	30,123	4,291
Creditors: amounts falling due within 1 year	(32,537)	(31,483)

Net current assets	158,009	133,894

Total assets less current liabilities	186,898	172,997
Provisions for liabilities and charges	(63)	(16)

Net assets	186,835	172,981

Shareholders’ funds	186,835	172,140
Minority interests	-	841

Capital employed	186,835	172,981

ARM Holdings plc
Results for the Year Ended 31 December 2003 – UK GAAP

Consolidated Cash Flow Statement	Year ended	Year ended
	31 December	31 December
	2003	2002
	Unaudited	Audited

	£'000	£'000
Net cash inflow from operating activities	43,740	52,087
Returns on investments and servicing of finance	4,930	4,187
Taxation	(9,925)	(16,758)
Capital expenditure and financial investment	(4,821)	(17,714)
Acquisitions and disposals	(3,390)	-
Management of liquid resources	(3,650)	(31,637)
Financing	255	4,763

Increase / (decrease) in cash	27,139	(5,072)

Notes to the UK GAAP Financial Statements
(1) Basis of preparation – functional currency
The Company maintains its accounting records and prepares its financial statements in British sterling. Purely for the convenience of the reader, the US GAAP income statement and balance sheet have been translated from sterling at the closing rate on 31 December 2003 of $1.79=£1. Such translations should not be construed as representations that the sterling amounts represent, or have been or could be so converted into US dollars at that or at any other rate.

(2) Summary of significant differences between UK Generally Accepted Accounting Principles (“UK GAAP”) and United States Generally Accepted Accounting Principles (“US GAAP”)
The principal differences between ARM Holdings plc’s accounting policies under UK GAAP and those that would have been followed had the financial information been prepared under US GAAP are set out below.

Goodwill Under UK GAAP, goodwill is amortised on a straight-line basis over an estimate of the time that the group is expected to benefit from it. This was also the group’s policy under US GAAP prior to 1 January 2002, on which date, following the provisions of SFAS 142 (‘Goodwill and other Intangible Assets’), the carrying value of goodwill was frozen and became subject to annual impairment reviews. No write-offs of goodwill arose as a result of our impairment reviews.

Amortisation of intangibles Under UK GAAP, intangible assets purchased as part of a business combination are included within the goodwill balance unless the asset can be identified and sold separately without disposing of the business as a whole. Under US GAAP, such intangible assets may meet the criteria set out in SFAS 142 “Goodwill and other intangible assets“ for categorisation as intangible assets other than goodwill and are amortised over their useful economic lives. Under US GAAP, payments made to purchase intangible assets that are still in development are charged directly to the profit and loss account. Thus differences arise in the amounts of goodwill recognised and the associated amortisation charge.

Marketable securities Under US GAAP, investments in available-for-sale securities are marked-to-market where the market value is readily determinable and gains and losses, net of deferred taxation, are recorded in other comprehensive income. Where an impairment is considered to be other than temporary, the security is written down to a new cost basis represented by the fair value of the security on the date the impairment was determined. Under UK GAAP, the group’s accounting policy is to carry such investments at cost less provisions for impairment.

Long term incentive plan (‘LTIP’) Under UK GAAP, the fair value of shares awarded under the LTIP is charged to compensation cost over the period in respect of which performance conditions apply. To the extent the award is adjusted by virtue of performance conditions being met or not, the compensation cost is adjusted in line with this. Under US GAAP, the group follows variable plan accounting for these grants, measuring compensation expense as the difference between the exercise price and the fair market value of the shares during each accounting period over the vesting period of the options. Increases in fair market value of the shares result in a charge and decreases in fair market value of the shares result in a credit, subject to the cumulative amount previously expensed.

Save As You Earn (‘SAYE’) plans Under UK GAAP, the group has taken advantage of the exemption provided by UITF 17 (‘Employee Share Schemes’) not to recognise any compensation charge in respect of options granted under SAYE plans. Under US GAAP, the group follows the requirements of EITF 00-23, which does not permit such an exemption in respect of plans where the savings period is in excess of 27 months, as is the case with the group’s Inland Revenue approved UK SAYE plans. EITF 00-23 applies only to new offers made since 24 January 2002. The compensation charge made under US GAAP is calculated as the difference between the market price of the shares at the date of grant and the exercise price of the option and is recorded on a straight-line basis over the savings period. In addition, certain options attract a charge under variable plan accounting under US GAAP.

Employer taxes on share options Under UK GAAP, employer’s taxes that are payable on the exercise of share options are provided for over the vesting period of the options. Under US GAAP such taxes are accounted for only when the options are exercised.

Tax on UK and US share options In the US, the group is entitled to a tax deduction for the amount treated as compensation under US tax rules for certain employee share options, which have been exercised during the year. Similarly, in the UK, the group is entitled to a tax deduction for the profit made by employees on certain options that have been exercised during the year. In both cases, the amount is equivalent to the difference between the option exercise price and the fair market value of the shares at the date of exercise. Under UK GAAP the tax benefit arising from this deduction is included in the tax charge in the profit and loss account whilst under US GAAP, the tax benefit is recorded as an increase in shareholders’ funds.

Embedded derivatives Under US GAAP, where the group enters into sales contracts denominated in a currency that is neither the functional currency of the group nor the functional currency of the customer and where there are uninvoiced amounts on such contracts, such derivatives are carried at fair value. The resulting gain or loss is recognised in the income statement. Embedded derivatives are not revalued to fair value under UK GAAP.

Cash Under UK GAAP cash does not include short term deposits and investments which cannot be withdrawn without notice and without incurring a penalty. Such items are shown as short-term investments. Under US GAAP deposits with a maturity of less than three months at inception which are convertible into known amounts of cash are included as cash and cash equivalents. Deposits with a maturity at inception of between three months and one year are shown as short-term investments.

Consolidated profit and loss account Under UK GAAP, gains and losses on disposal of fixed asset trade investments are shown after operating profit. Under US GAAP, gains and losses are reported in income from operations. Under UK GAAP, profit before tax is stated before minority interests. Under US GAAP, income before income tax is stated after minority interests.

Dividends payable Under UK GAAP, dividends declared after the period-end are recorded in the period to which they relate. Under US GAAP, they are recorded in the period in which they are declared.

(3) Investment in own shares
The group has adopted UITF 38, “Accounting for ESOP Trusts”, during the year by means of a prior year adjustment. There is no effect on the current or prior year’s profit for the group. The effect for 2002 is to decrease shareholders’ funds and investments at 31 December 2002 by £2,166,000 in the group balance sheet. The effect for 2003 is to decrease shareholders’ funds and investments at 31 December 2003 by £1,903,000 in the group balance sheet.

UK/US GAAP Reconciliations – profit and loss account

	Year ended	Year ended
	31 December	31 December
	2003	2002
	Unaudited	Audited

	£'000	£'000
Profit for the financial year under UK GAAP	21,558	32,239
Employer’s taxes on share options	47	(194)
Compensation charge in respect of SAYE schemes	(310)	(56)
Compensation charge in respect of LTIP	(91)	-
Write-back of goodwill	1,299	1,352
Amortisation of intangibles	(42)	-
Embedded derivatives	(1,141)	(950)
Tax on UK and US employee share options	(966)	(754)
Impairment of marketable security	(938)	-

Net income under US GAAP	19,416	31,637

UK/US GAAP Reconciliations - balance sheet	31 December	31 December
	2003	2002
	Unaudited	Audited

	£'000	£'000
Cash as reported under UK GAAP	30,123	4,291
Adjustment for short-term investments treated as cash
equivalents under US GAAP	100,599	126,013

Cash and cash equivalents under US GAAP	130,722	130,304

Short-term investment reported under UK GAAP	129,663	126,013
Adjustment for short-term investments treated as cash
equivalents under US GAAP	(100,599)	(126,013)

Cash and cash equivalents under US GAAP	29,064	-

Shareholders' funds under UK GAAP (note 3)	186,835	172,140
Employer’s taxes on share options	63	16
Cumulative difference on amortisation of goodwill	2,713	1,414
Cumulative difference on amortisation of intangibles	(192)	(150)
Embedded derivatives	(2,091)	(950)
Unrealised gain on marketable security	1,041	-
Dividends payable	6,106	-

Shareholders’ equity under US GAAP	194,475	172,470

The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240 (3) of the Companies Act 1985. Statutory accounts of the Company in respect of the financial year ended 31 December 2002 have been delivered to the Registrar of Companies, upon which the Company’s auditors have given a report which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act.

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. ARM licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading electronics companies. The company also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in applications such as automotive, consumer entertainment, security, imaging, industrial, mass storage, networking and wireless.

ARM, ARM7TDMI, Thumb and Jazelle are registered trademarks of ARM Limited. ARM7TDMI-S, ARM9, ARM9E, ARM922T, ARM926EJ, ARM926EJ-S, ARM946E, ARM968E-S, ARM11, ARM1156T2-S, ARM1156T2F-S, ARM1176JZ-S, ARM1176JZ(F)-S, TrustZone, PrimeXsys and OptimoDE are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” refers to ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY) together with its subsidiaries including ARM Limited, ARM INC., ARM KK, ARM Korea Ltd, ARM Taiwan Ltd, ARM France SAS, ARM Consulting(Shanghai) Co.Ltd and ARM Belgium N.V.

This announcement contains “forward-looking statements” including statements concerning plans, future events or performance and underlying assumptions and other statements which are other than statements of historical fact. The Company’s actual results for future periods may differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The factors that could cause actual results to differ materially include, without limitation, potential for significant fluctuation in and unpredictability of results, the ability of semiconductor partners to manufacture and market microprocessors based on the ARM® architecture; the acceptance of ARM technology by systems companies; the availability of development tools, systems software and operating systems; the rapid change in technology in the industry and ARM’s ability to develop new products in a timely manner; management of growth; competition from other architectures; general business and economic conditions; the growth in the semiconductor industry; the Company’s ability to protect its intellectual property; and ARM’s ability to attract and retain employees.

More information on ARM is available at http://www.arm.com

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2004

ARM HOLDINGS PLC.
By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer